FORM 12b-25

OMB APPROVAL

OMB NUMBER   3235-0058

EXPIRES:   March 31, 2006

Estimates Average Burden

Hours per response…..2.50

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):    [  ] Form 10-K       [  ] Form 20-F       [  ] Form 11-K       [ x ] Form 10-Q

[  ] Form N-SAR  [  ] Form N-CSR

For Period Ended:  March 31, 2005

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form N-SAR

[  ] Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

Registrant Information

Full name of registrant:  PACER HEALTH CORPORATION

Former name if applicable:

Address of Principal Executive Office (Street and number):  7759 NW 146 STREET

City, state and zip code:  MIAMI LAKES, FLORIDA 33016

Part II

Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check appropriate box.)

[X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

Due to unforeseeable circumstances, which caused a delay in preparing the financial statements for the quarter  ended March 31, 2005, the Registrant respectfully requests an extension of the filing date of its Quarterly Report on Form 10-QSB for the period ended March 31, 2005.

PART IV

Other Information

1. Name and telephone number of person to contact in regard to this notification:

J. Antony Chi

    (305)

828-7660

(Name)

(Area code)

(Telephone number)

2.  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[ X ]  Yes  [  ] No

3.  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ]  Yes  [X ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FORM 12b-25

PACER HEALTH CORPORATION

(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 16, 2005

   By:

/s/ J. Antony Chi

J. Antony Chi, Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).